Delivering Disciplined Growth BMO Sales Desk Presentation Toronto, ON April 20, 2010 Filed by: Kinross Gold Corporation This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Underworld Resources Inc. Exchange Act File Number: 333-165573 Date: April 20, 2010

Cautionary Statement on Forward-Looking Information All statements, other than statements of historical fact, contained or incorporated by reference in this presentation, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this presentation. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources and the realization of such estimates, the timing and amount and costs of estimated future production, expected capital expenditures, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation, environmental risks, unanticipated reclamation expenses, title disputes or claims. The words “plan”, “expects”, “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “targets”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur”, or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements representing management’s financial and other outlook have been prepared solely for purposes of expressing their current views regarding the Company’s financial and other outlook and may not be appropriate for any other purpose. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statement made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this presentation are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to those cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form, the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis and the “Cautionary Statement on Forward-Looking Information” in our news release dated February 17, 2010, to which readers are referred and which are incorporated by reference in this presentation, and all of which qualify any and all forward–looking statements made in this presentation. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. Other information Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this presentation, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about the Company’s mineral properties contained in this presentation has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Why Kinross? Growing cash flow Production has risen while margins have expanded CFPS(1): 5 yr CAGR : 25% Strong balance sheet: ~$1.1 bn in cash Pipeline of future opportunities Increasing reserve and resource base Growth in gold oz. per share – 19% 5-yr CAGR(2,3) High-quality projects & new mine expansions Compelling valuation Projects will re-rate as they are advanced Kinross Today Portfolio of 8 operating mines Pure gold/silver producer ’10e: 2.2 mm oz Au eq(4) Policy of no gold-hedging Low cost of sales ’10e: $460 - $490/oz.(4,5) No base metal credits US$12.3 bn market cap (1) Refer to endnote #1. (5) Refer to endnote #5. (2) Refer to endnote #2. (3) Refer to endnote #3. (4) Refer to endnote #4.

Non-operated JVs Various geographies $154 mm cash flow (’04) $54 mm cash on hand $2.4 bn market cap Margin : $161/oz. (‘04) 8 operating mines Focus in core regions $937.2 mm cash flow (‘09) ~$1.1 bn cash on hand $12.3 bn market cap Margin: $530/oz. (‘09) Proven track record Investment strategy Next wave of growth through project development 2011 - 2012 3rd ball mill at Paracatu Maricunga Expansion Dvoinoye* 2013 – 2015+ Lobo-Marte Fruta del Norte Cerro Casale White Gold** Kinross’ Evolution Kinross Yesterday Kinross Today Kinross Tomorrow *Subject to completion of acquisition announced on January 20, 2010. Please refer to endnote #10. **Subject to completion of acquisition announced March 11, 2010. Please refer to endnote #11.

Major gold discoveries: 1997-2008 Source: : Metals Economics Group and Company estimates 10 5 6 5 2 3 7 5 0 8 2 # of Major Gold Discoveries

World Gold Reserves and Resources Source: USGS Total Reserves & Resources (mm ozs) Country Total Reserves & Resources (tonnes) % 1. South Africa 997 29.7% 2. Russia 225 6.7% 3. Australia 193 5.8% 4. Indonesia 193 5.8% 5. U.S 177 5.3% 6. Canada 135 4.0% 7. China 132 3.9% 8. Chile 109 3.3% 9. Mexico 109 3.3% 10. Ghana 87 2.6% 11. Brazil 80 2.4% Total focus areas 726 21.6% Subtotal 2,437.0 72.7% Other countries 916 27.3% World total: 3,353 100%

41% production growth: 2007 to 2009 Margin growth: 27% 5-yr CAGR CFPS growth: 25% 5-yr CAGR Growing Margins and Growing Cash Flow 7

Focused Portfolio in Five Countries Portfolio of Mines and Projects Chile Maricunga La Coipa Lobo-Marte Cerro Casale United States Fort Knox Kettle River-Buckhorn Round Mountain Brazil Paracatu Crixas Russia Kupol Dvoinoye* Ecuador Fruta del Norte Canada White Gold** - Operating mine - Development project *Subject to completion of acquisition announced on January 20, 2010. Please refer to endnote #10. **Subject to completion of acquisition announced March 11, 2010. Please refer to endnote #11. 8

2010 Production Guidance Country Production Cost of Sales / oz. Number of Mines Estimated Mine Life Ounces (000s) % of 2010e total Chile 460 – 480 21% $500 – 520 2 16+ Brazil 510 – 580 24% $490 – 555 2 30+ Russia(6) 495 – 525 23% $340 – 365 1 8+ USA 690 – 745 32% $480 – 520 3 7+ Total Kinross(4): 2.2 mm oz. $460 - 490 8 20+ (4) Refer to endnote #4. (6) Refer to endnote #6. 9

Expanding Margins: +27% 5-yr CAGR 2004 – 2009: Average realized gold price: +139% Kinross’ attributable cost of sales margin(7): +229% +229% (7) Refer to endnote #7.

Record high operating cash flow(1) in 2009 (+35% vs. 2008) 5-yr CAGR: 25% Growing Cash Flow per Share Refer to endnote #1.

Gold Resource Growth(2) (2) Refer to endnote #2. (3) Refer to endnote #3. (3) *2009 reserve and resource figures for Cerro Casale have been adjusted to reflect the sale of half of Kinross’ 50% interest to Barrick Gold Corporation.

Record production in 2009 Record cash flow and margins in 2009 Growing reserves and resources Strong Financial & Operating Performance 13

Highlights from Q4 2009 Q4 ‘09 Highlights Production increased to 613,858 Au eq. oz. (up 12% from Q4’08) Cost of sales(5): $437/oz (co-product); $383/oz (by-product) Record cost of sales margin(7) of $657/oz. (up 57% from Q4’08) FY ‘09 Highlights Production increased to 2,238,665 Au eq. oz (up 22% from FY’08) Cost of sales: $437/oz. (co-product); $388/oz. (by-product) Cost of sales margin up 22% (average realized gold price up 13%) Cash flow per share(1) increased to $1.36 (up 35% from FY‘08) Refer to endnote #1. Refer to endnote #3. Refer to endnote #5. Refer to endnote #7. (1) (3)(5) (7) 14

Performance Improvement in Q4 2009 Production up 14% Costs down 6% Gold equivalent production (oz.) Cost of Sales ($/oz.)(5) Refer to endnote #5.

Realized Gold Price +13% $967/oz Cost of Sales +4% $437/oz COS Margin(7) +22% $530/oz 2009 Full-Year Results (8) (7) Refer to endnote #7. (8) Refer to endnote #8. (in millions, except ounces and per share amounts) 2008 2009 % Change Gold equivalent production (ounces) 1,838,038 2,238,655 22% Gold equivalent sales (ounces) 1,756,056 2,251,189 28% Revenue $1,617.0 $2,412.1 49% Adjusted operating cash flow $634.6 $937.2 48% per share $1.01 $1.36 Adjusted net earnings $243.8 $304.9 25% per share $0.39 $0.44 16

Update on Corporate and Regional Organization Newly-strengthened regional organization and management teams Four strategic operating groups: Provides increased focus and integration in the critical areas of new project development, project permitting and corporate responsibility New regionally-focused structure for operations: Sam Coetzer, Senior Vice-President, South America John Galassini, Regional Vice-President, North America Warwick Morley-Jepson, Regional Vice-President, Russia Corporate Development Project Development External Relations & Corporate Responsibility 17

Further organic growth at our mines Advancing next suite of projects Exploration & JV strategies Pipeline of Projects for the Future 18

Maricunga, Chile - Expansion Scoping study completed late 2008 Feasibility study expected in first half of 2010 Concept: update mining fleet; construct new primary crusher and conveyor; increase capacity of existing crushing plant Potential to increase ore processing and throughput by ~50% At-Site Growth Opportunities Paracatu, Brazil – 3rd Ball Mill Increasing grinding capacity by installing a 3rd ball mill Delivery of 15 MW mill expected mid-2010 Installation and commissioning in H1 2011 Capital costs: ~$97 million ($90 million in 2010) 19

Kinross to Acquire High-grade Kupol Satellite Deposit

- Acquiring 100% of the Dvoinoye deposit and Vodorazdelnaya concession[9]
  - High-grade deposit ~90 km north of Kupol
  - Estimated potential deposit of ~3.5 – 3.9 mm tonnes at an average grade of ~17 – 19 g/t Au[10]
  - Exploration potential at Vodorazdelnaya
- Closing conditions include:
  - Final due diligence by Kinross
  - Registration of gold reserves over 50 tonnes (~1.6 mm oz)
  - Approval of ownership of a "strategic deposit" by the Russian Government


Dvoinoye deposit &
Vodorazdelnaya
concession
~90 km
Kupol mine

KINROSS

(9) Refer to endnote #9.
(10) Refer to endnote #10.

20

(10) Refer to final slide endnote #10. KUPOL Dvoinoye Small scale-open pit mine Operates 6 months of the year Potential resource of 3.5 – 3.9 mm tonnes at an average grade of ~17 – 19 g/t Au(10) DVOINOYE

Dvoinoye Directly Aligns with Kinross Strategy High-grade deposit Leverages nearby-existing infrastructure, operating and technical expertise Expected capital cost benefit by processing Dvoinoye ore at existing Kupol mill vs. building stand-alone processing facilities Further exploration potential in a highly-prospective region Kinross with unique skill set and experience: 15-year operating track record Strong partnerships/relations in-country Member of the Foreign Investment Advisory Council

Completed pre-feasibility study Capital estimate: $575 – $650 million 47,000 tpd heap leach with SART plant Operating costs expected to be $11.50-$12.50 per tonne Estimated start date: 2014 Annual production: 350-400k oz. per year (first five years of full production) Lobo-Marte, Chile Lobo-Marte La Coipa Maricunga Cerro Casale ~110 km Gold Reserves and Resources(3) Tonnes (thousands) Grade (g/t) Ounces (thousands) Proven and Probable 141,124 1.22 5,552 Measured & Indicated 20,091 0.91 590 (3) Refer to endnote #3.

18,000 metre drill campaign in 2010 Expected to be completed by Q3 2010 Pre-feasibility expected by year-end Environmental Impact Statements to be submitted in Q2 2010 for drilling permits for Colibri concession Strengthened leadership: Appointment of RVP Eduardo Flores Continue to work with government and local stakeholders to develop a framework for responsible mining in Ecuador Fruta del Norte, Ecuador Quito Gold Resources(3) Tonnes (thousands) Grade (g/t) Ounces (thousands) Measured & Indicated 15,932 11.20 5,737 Inferred 24,306 7.85 6,135 (3) Refer to endnote #3.

Fruta del Norte/Condor Exploration to date has located a number of epithermal and porphyry-style targets which will be the focus of continued regional exploration FDN NI 43-101 Technical Report*: Describes major exploration targets in area of Suarez pull-apart basin Estimated 2010 FDN exploration spending: $34 MM *Source: Fruta del Norte Project Ecuador NI 43-101 Report - December 31, 2009

Update on Cerro Casale

- Sold down interest from 50% to 25%:
  - Total value: $475 mm
- Rebalances Cerro Casale in our overall portfolio, reduces future capital and increases cash
- Finalizing feasibility study that envisions (for 25% interest):
  - Kinross share of pre-production capital: ~$1.05 bn
  - Processing: heap leach and 160,000 tpd mill
  - Average annual production over the first five full years:
    - 250,000 – 275,000 oz. Au at ~$530/oz.
    - 57 – 63 mm lbs Cu at ~$1.35/lb.
- Start-up: 3 years following receipt of key permits



La Coipa
Lobo-Marte
Copiapo
Maricunga
Cerro Casale
~110 km



KINROSS

26

Exploration Success at La Coipa In-pit / near-pit drilling program increases reserves and extends mine life In 2009, 28,400 m drilling adds 503koz net increase in reserves Added 3 years to mine life (from 2012 to 2015) Continue in-pit / near-pit exploration in 2010 Coipa Norte, Puren, Ladera Farellon, etc. Target to extend mine life beyond 2015 PUREN CAN CAN ESPERANZA PUREN W COIPA NORTE LADERA FARELLON BRECHA NORTE

Kinross Acquires Underworld Resources Kinross announced a friendly deal to acquire 100% of Underworld Resources(11) Excludes 8.5% already owned by Kinross (fully-diluted) Offer unanimously supported by the Underworld Board 0.141 of a Kinross share + $0.01 cash for each share of Underworld Implied offer price of approximately C$2.62 per share* Attractive and immediate premium to Underworld shareholders: 36% premium to closing price on March 10, 2010* 50.2% premium to 20-day volume weighted average prices** 72.5% premium to 90-day volume weighted average prices** Total transaction equity value of approx. C$139 million Offer open for acceptance until April 26, 2010 * Based on the March 10, 2010 closing price of C$18.54 per Kinross common share on the Toronto Stock Exchange ** Based on the respective 20-day and 90-day VWAPs of Kinross shares on the Toronto Stock Exchange and Underworld shares on the TSX Venture Exchange as of market close on March 10, 2010 (11) Refer to endnote #11.

Overview of Underworld Main asset: White Gold project Early stage property with 121 holes (29,235m) drilled* Located in the Tintina gold belt 95 km south of Dawson City, Yukon Territory, Canada Recently released resource estimate and technical report for the Golden Saddle and Arc deposits * * Indicated: 9.8 million tonnes @ 3.19 g/t Au containing 1.0 million oz Inferred: 9.4 million tonnes @ 1.91 g/t Au containing 0.58 million oz Fort Knox White Gold Project Dawson City *Source: Underworld Technical Report dated March 3, 2010 **Underworld resource estimate at a cut-off grade of 0.5 g/t Au for open pit and 2.0 g/t Au for underground. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of estimates.

Valuation

BMO: P / 6% NAV Source: BMO Gold Pages – April 19, 2010

BMO: P / 2010 CFPS Source: BMO Gold Pages – April 19, 2010

Key Objectives for 2010 Declare increased reserves Complete Lobo-Marte pre-feasibility study Final feasibility study for Cerro Casale Close sale of 25% of Cerro Casale Complete acquisition of Underworld Resources Complete Maricunga Expansion feasibility study (H1’2010) Close Dvoinoye acquisition Delivery and construction start on 3rd ball mill at Paracatu Complete metallurgical testing and finalize pre-feasibility study at Lobo-Marte Advance Fruta del Norte pre-feasibility study 33

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Endnotes

(1) Unless otherwise stated, all cash flow and cash flow per share figures in this presentation are adjusted operating cash flow. Adjusted operating cash flow figures are non-GAAP financial measures which are meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with GAAP. For more information about these non-GAAP financial measures, and a reconciliation of these non-GAAP financial measures for the three and twelve months ended December 31, 2009 and December 31, 2008, please refer to the press release dated February 17, 2010, available on our website at www.kinross.com under the heading "Reconciliation of non-GAAP financial measures". Comparative figures for the periods 2004 to 2008 represent cash flow from operating activities adjusted for changes in working capital only. Prior to the three and six months ended December 31, 2009, the Company did not prepare a reconciliation of adjusted operating cash flow, and readers should refer to the Company's financial statements and Management's Discussion and Analysis for the applicable periods for additional financial information prepared in accordance with GAAP.

(2) Total ounce per 1,000 shares represent the sum of Proven and Probable Mineral Reserves, plus Measured and Indicated Mineral Resources plus Inferred Mineral Resources pro-forma as at December 31 of the given year, divided by the shares outstanding as at December 31, 2009. Proven and Probable Mineral Reserves, Measured and Indicated Mineral Resources and Inferred Mineral Resources are separate categories under NI 43-101.

(3) Please refer to Kinross' Mineral Reserve and Resource Statement at December 31, 2009, contained in our press released dated January 28, 2010, which is available on our website at www.kinross.com. For historical reserve and resource information, refer to Kinross' public filings, available on our website. Reserve and resource figures for Cerro Casale have been adjusted to reflect the sale of half of Kinross' 50% interest to Barrick Gold Corporation.

(4) For more information regarding Kinross' production and cost outlook for 2010, please refer to the press release dated January 14, 2010, available on our website at www.kinross.com.

(5) Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.

(6) Unless otherwise stated, production and cost of sales figures in this presentation are based on Kinross' share of Kupol production (75%).

(7) Cost of sales margin is defined as the average realized gold price less attributable cost of sales per ounce.

(8) Adjusted net earnings is a non-GAAP financial measures which are meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with GAAP. For more information about these non-GAAP financial measures, and a reconciliation of these non-GAAP financial measures for the three and twelve months ended December 31, 2009, please refer to the press release dated February 17, 2010, available on our website at www.kinross.com under the heading "Reconciliation of non-GAAP financial measures". The Company did not prepare a reconciliation of these non-GAAP financial measures for periods prior to the three and six months ended June 30, 2009 and readers should refer to the Company's financial statements and Management's Discussion and Analysis for the applicable periods for additional financial information prepared in accordance with GAAP.

(9) For full transaction details, please refer to the news release dated January 20, 2010, available on our website at www.kinross.com

(10) Estimate is based on Northern Gold's drill results, recently submitted Russian reserve estimates and other information reviewed by Kinross. Under NI 43-101, the potential tonnage and grade is conceptual in nature, there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the targeted deposit being delineated as a mineral resource.

(11) Please refer to the news releases dated March 11 and March 16, 2010 for details on Kinross' offer for Underworld Resources, and the bid circular dated March 19, 2010, all of which are available on our website at www.kinross.com.

KINROSS

35

Cautionary Note to Shareholders in the U.S. Information in this presentation, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this presentation, including the documents incorporated by reference herein, uses terms such as “measured mineral resource”, “indicated mineral resources” and “inferred mineral resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities law, the U.S. Securities and Exchange Commission (“SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into reserves. Further, “inferred mineral resources” have a great amount of uncertainty to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this presentation or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 – Standards of Disclosure for Mineral Project (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in or incorporated by reference in this presentation have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by United States companies. Other Information This presentation does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or an invitation to sell, any of the securities of Kinross or Underworld. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. Kinross has filed an offer and take-over bid circular with Canadian provincial securities regulators. Kinross has also filed with the SEC a registration statement on Form F-8, which includes the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed transaction referred to in these documents, because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Kinross with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free on Kinross’ website.

Appendix 37

Fort Knox, USA (100%) Located in Alaska Expansion and new heap leach to extend mine life Material being stacked on new pads Operating Results Production (Au eq. oz) Cost of Sales ($/oz) 2009 263,260 $546 2008 329,105 $461 2009 Gold Reserves and Resources(3) Tonnes (thousands) Grade (g/t) Ounces (thousands) 2P Reserves 252,945 0.45 3,692 M&I Resources 105,768 0.50 1,694 (3) Refer to endnote #3. 38

Round Mountain, USA (50%) Kinross-operated JV with Barrick Located in Nevada, USA Open pit mine Operating Results Production (Au eq. oz) Cost of Sales ($/oz) 2009 213,916 $517 2008 246,946 $465 2009 Gold Reserves and Resources(3) Tonnes (thousands) Grade (g/t) oz (thousands) 2P Reserves 71,493 0.64 1,468 M&I Resources 39,837 0.73 938 (3) Refer to endnote #3. 39

Kettle River, USA (100%) Entered production in Q4’08 Small foot-print, underground mine 2009 first full year of production Near-mine exploration Operating Results Production (Au eq. oz) Cost of Sales ($/oz) 2009 173,555 $294 2008 27,036 $344 2009 Gold Reserves and Resources(3) Tonnes (thousands) Grade (g/t) oz (thousands) 2P Reserves 1,701 13.88 759 M&I Resources - - - (3) Refer to endnote #3. 40

Kupol, Russia (75%) 3,000 tpd mill with open-pit and underground operation 2009 first full year of production Operating Results Production (Au eq. oz) Cost of Sales ($/oz) 2009 694,130 $257 2008 469,907 $220 2009 Reserves and Resources(3) Tonnes (thousands) Grade (g/t) Ounces (thousands) 2P Reserves: Au Ag 6,118 13.04 167.8 2,565 33,010 M&I Resources: Au Ag 17 15.48 269.2 9 149 (3) Refer to endnote #3. 41

Paracatu, Brazil (100%) Operating Results Production (Au eq. oz) Cost of Sales ($/oz) 2009 354,396 $693 2008 188,156 $450 2009 Gold Reserves and Resources(3) Tonnes (thousands) Grade (g/t) Ounces (thousands) 2P Reserves 1,320,886 0.41 17,472 M&I Resources 225,581 0.41 2,994 Recoveries near target Major expansion commissioning Adding 3rd ball mill (3) Refer to endnote #3. 42

Crixas, Brazil (50%) JV with AngloGold Ashanti Underground mine located in the Brazil Operating Results Production (Au eq. oz) Cost of Sales ($/oz) 2009 74,654 $412 2008 87,669 $302 Reserves and Resources(3) Tonnes (thousands) Grade (g/t) Ounces (thousands) 2P Reserves 2,923 3.70 347 M&I Resources 303 3.40 33 (3) Refer to endnote #3. 43

La Coipa, Chile (100%) Gold/silver mine in the Maricunga district Mill facility located 60km from Lobo-Marte deposits Comprehensive exploration program Operating Results Production (Au eq. oz) Cost of Sales ($/oz) 2009 231,169 $438 2008 226,293 $489 2009 Reserves and Resources(3) Tonnes (thousands) Grade (g/t) Ounces (thousands) 2P Reserves: Au Ag 26,568 1.30 44.4 1,107 37,944 M&I Resources: Au 11,229 0.88 38.5 317 13,901 (3) Refer to endnote #3. 44

Maricunga, Chile (100%) Located the highly prospective Maricunga District Open pit, heap leach operation Expansion under review Operating Results Production (Au eq. oz) Cost of Sales ($/oz) 2009 233,585 $521 2008 223,341 $566 2009 Gold Reserves and Resources(3) Tonnes (thousands) Grade (g/t) Ounces (thousands) 2P Reserves 280,792 0.71 6,403 M&I Resources 160,049 0.57 2,945 (3) Refer to endnote #3. 45

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